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During the year ended September 30, 1996, the Fund adjusted the classification of investment income and capital gain (loss) to shareholders to reflect the differences between the financial statement amounts and those determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in undistributed net investment income of $312,755, a decrease in accumulated net realized loss on investments of $460,650, and a decrease in paid-in capital of $147,895. In addition, to properly reflect foreign currency gain in the components of capital, $411,322 of foreign exchange gain determined according to U.S. federal income tax rules has been reclassified from net realized gain to net investment loss.